UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 6, 2012

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        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

6 December 2012

Trading in Novo Nordisk shares by board members, executives and associated persons on 5 December 2012

In accordance with Section 28a of the Danish Securities Trading Act, Novo Nordisk is required on a daily basis to publish trading in Novo Nordisk shares by the company’s board members, executives and their associated persons as reported by those persons to Novo Nordisk.

Please find below a statement of such trading in shares issued by Novo Nordisk.

The below reporting relates to shares purchased under a general employee share saving programme. The binding offer to the employees was made on 25 October 2011, and the period in which the employees could accept the offer was 27 October – 10 November 2011. The savings made by the employees were converted into Novo Nordisk B shares at the market price on 5 December 2012.

Name	Ulrik Hjulmand-Lassen
Reason for reporting	Member of the Board of Directors
Financial instrument and ID code	Novo Nordisk B DK006010261
Type of transaction	Purchase of shares
Date of transaction	5 December 2012
Place of transaction	NASDAQ OMX Copenhagen
Volume of transaction	24 shares
Total value of transaction	DKK 22,089

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:
Investor Relations	2880 Bagsværd	+45 4444 8888	www.novonordisk.com
	Denmark	Telefax:	CVR no:
		+45 4444 2314	24 25 67 90

Company announcement No 80 / 2012

                                                                                                                                  Page 2 of 5

Name	Anne Marie Kverneland
Reason for reporting	Member of the Board of Directors
Financial instrument and ID code	Novo Nordisk B DK006010261
Type of transaction	Purchase of shares
Date of transaction	5 December 2012
Place of transaction	NASDAQ OMX Copenhagen
Volume of transaction	24 shares
Total value of transaction	DKK 22,089

Name	Søren Thuesen Pedersen
Reason for reporting	Member of the Board of Directors
Financial instrument and ID code	Novo Nordisk B DK006010261
Type of transaction	Purchase of shares
Date of transaction	5 December 2012
Place of transaction	NASDAQ OMX Copenhagen
Volume of transaction	24 shares
Total value of transaction	DKK 22,089

Name	Jesper Brandgaard
Reason for reporting	Chief Financial Officer
Financial instrument and ID code	Novo Nordisk B DK006010261
Type of transaction	Purchase of shares
Date of transaction	5 December 2012
Place of transaction	NASDAQ OMX Copenhagen
Volume of transaction	24 shares
Total value of transaction	DKK 22,089

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:
Investor Relations	2880 Bagsværd	+45 4444 8888	www.novonordisk.com
	Denmark	Telefax:	CVR no:
		+45 4444 2314	24 25 67 90

Company announcement No 80 / 2012

                                                                                                                                  Page 3 of 5

Name	Lise Kingo
Reason for reporting	Chief of Staffs
Financial instrument and ID code	Novo Nordisk B DK006010261
Type of transaction	Purchase of shares
Date of transaction	5 December 2012
Place of transaction	NASDAQ OMX Copenhagen
Volume of transaction	24 shares
Total value of transaction	DKK 22,089

Name	Kåre Schultz
Reason for reporting	Chief Operating Officer
Financial instrument and ID code	Novo Nordisk B DK006010261
Type of transaction	Purchase of shares
Date of transaction	5 December 2012
Place of transaction	NASDAQ OMX Copenhagen
Volume of transaction	24 shares
Total value of transaction	DKK 22,089

Name	Mads Krogsgaard Thomsen
Reason for reporting	Chief Science Officer
Financial instrument and ID code	Novo Nordisk B DK006010261
Type of transaction	Purchase of shares
Date of transaction	5 December 2012
Place of transaction	NASDAQ OMX Copenhagen
Volume of transaction	24 shares
Total value of transaction	DKK 22,089

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:
Investor Relations	2880 Bagsværd	+45 4444 8888	www.novonordisk.com
	Denmark	Telefax:	CVR no:
		+45 4444 2314	24 25 67 90

Company announcement No 80 / 2012

                                                                                                                                  Page 4 of 5

Definitions and background information:

Publication

Publication shall take place the day after Novo Nordisk receives sufficient information on the trading. Publication is only required when the total amount of transactions of a specific board member/executive and his/her associated persons in any one calendar year has reached 5,000 euros.

Who are board members, executives and associated persons?

Board members and executives are members of the Board of Directors and Executive Management, respectively, of Novo Nordisk A/S. Associated persons are defined as the following persons associated to a board member/executive: 1) spouse or cohabitant, 2) children under the age of 18 years, 3) relatives defined as brothers, sisters, parents, grandparents etc, children, grandchildren etc who have shared the same household with a board member/executive for at least one year, and 4) any legal person, including a company, a foundation or a partnership, which is controlled directly or indirectly by a board member/executive and/or a person mentioned in 1)–3), or to which a board member/executive and/or a person mentioned in 1)–3) has managerial responsibilities or economic interests substantially equivalent to the legal person.

What is trading/transaction?

Trading is any kind of transaction, including shares purchased or otherwise acquired, shares sold or otherwise disposed, gifts, mortgages and grants and exercise of options, but not heritage.

What is financial instrument and ID code?

Financial instrument includes shares listed on the NASDAQ OMX Copenhagen and ADRs listed on New York Stock Exchange, except for ADRs held in 401(k) retirement plan by US-based employees. The ID code is the code (ISIN DK006010261) of the Novo Nordisk share on the NASDAQ OMX Copenhagen or the code (NVO) on New York Stock Exchange.

What is date and place of transaction?

Date of transaction is the actual transaction date. The place of transaction is the actual place of transaction, ie NASDAQ OMX Copenhagen or New York Stock Exchange.

What is volume and value of transaction?

The volume of transaction is the number of shares (of DKK 1 nominal value) or other financial instruments traded. The transaction value is the number of shares traded multiplied by the transaction price. The exchange rate of the Danish Central Bank (Nationalbanken) on the date of transaction is used for calculating the transaction value in DKK in case of ADRs listed on New York Stock Exchange.

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:
Investor Relations	2880 Bagsværd	+45 4444 8888	www.novonordisk.com
	Denmark	Telefax:	CVR no:
		+45 4444 2314	24 25 67 90

Company announcement No 80 / 2012

                                                                                                                                  Page 5 of 5

Novo Nordisk is a global healthcare company with 89 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 33,900 employees in 75 countries, and markets its products in more than 190 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Further information
Media:
Anne Margrethe Hauge	+45 4442 3450	amhg@novonordisk.com
Ken Inchausti (US)	+1 609 514 8316	kiau@novonordisk.com

Investors:
Kasper Roseeuw Poulsen	+45 4442 4303	krop@novonordisk.com
Frank Daniel Mersebach	+45 4442 0604	fdni@novonordisk.com
Lars Borup Jacobsen	+45 3075 3479	lbpj@novonordisk.com
Jannick Lindegaard (US)	+1 609 786 4575	jlis@novonordisk.com

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:
Investor Relations	2880 Bagsværd	+45 4444 8888	www.novonordisk.com
	Denmark	Telefax:	CVR no:
		+45 4444 2314	24 25 67 90

Company announcement No 80 / 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: December 6, 2012	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer